

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 21, 2023

Scott Fisher
Partner
Steptoe & Johnson LLP
1114 Avenue of Americas
New York, New York 10036

> **Re: Sisecam Resources LP**
> **Schedule 13E-3/A filed April 18, 2023**
> **File No. 5-87613**
>
> **PRER14C filed April 18, 2023**
> **File No. 1-36062**

Dear Scott Fisher:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Schedule 13E-3/A and PRER14C filed April 18, 2023

Recommendation of the GP Board..., page 28

1. We note the new disclosure here in response to comment 5 in our first comment letter. Identify the comparable recent partnership "buy-in transactions" considered by the GP Board in its fairness determination. Explain how the GP Board considered each, including by identifying the premiums paid in such transactions.

Financing of the Merger, page 48

2. We note the new disclosure here added in response to comment 9 in our first comment letter. Please additionally provide the disclosure required by Item 1007(d)(1) and (2) of Regulation M-A.

General

3. Refer to comment 1 in our first comment letter dated April 10, 2023 and your response by letter dated April 18, 2023. We continue to believe, based on your response and the revised disclosure included on page 48 of the revised information statement, that Mr. Ciner is engaged in this going private transaction by virtue of his control of other filers and should be included as a filer on the Schedule 13E-3. Please revise.

    We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please direct any questions to Christina Chalk at (202) 551-3263.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Mergers & Acquisitions